UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT

TO RULE 13a-16 or 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2022

Commission File Number: 001-38452

MEREO BIOPHARMA GROUP PLC

(Translation of registrant’s name into English)

4th Floor, One Cavendish Place,

London, W1G 0QF, United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

On October 21, 2022, Mereo BioPharma Group plc (the “Company”) issued a press release announcing that the Company filed a shareholder circular for a general meeting of the Company to be held on November 18, 2022 (the “General Meeting”) a copy of which is attached as Exhibit 99.1 hereto and incorporated by reference herein. The shareholder circular prepared by the Company in connection with the General Meeting is attached as Exhibit 99.2 hereto and incorporated by reference herein. Citibank, N.A., the depositary for the Company’s American Depositary Shares (“ADSs”), will distribute voting instructions to holders of ADSs. A copy of the shareholder circular and voting instructions for holders of ordinary shares and ADSs will also be available on the Company’s website at: www.mereobiopharma.com/GeneralMeeting2022. The Company’s website address is provided as an inactive textual reference only. Except as expressly set forth above, none of the information contained on, or that may be accessed through the Company’s website is part of, or incorporated into, this report.

Exhibits

99.1	Press release dated October 21, 2022 titled “Mereo BioPharma Files Shareholder Circular for Upcoming General Meeting.”

99.2	Shareholder Circular dated October 21, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 21, 2022

MEREO BIOPHARMA GROUP PLC

By:	/s/ Charles Sermon
Name: Charles Sermon
Title: General Counsel